NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Class A Common Stock (the 'Class A Common Stock') of Woodbridge Holdings Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on January 2, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Class A Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is viewed as minimum threshold for continued listing. In addition, the Company had previously fallen below the NYSE's continued listing standard for average share price over a consecutive 30 trading day period of not less than $1.00. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on November 14, 2008, determined that the Class A Common Stock should be suspended from trading before the opening of the trading session on November 20, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Class A Common Stock from listing and registration on the Exchange. The Company was notified by letter on November 14, 2008. 3. Pursuant to the above authorization, a press release was issued on November 14, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on November 14, 2008 and other various dates of the proposed suspension of trading in the Class A Common Stock. Similar information was included on the Exchange's website. Trading in the Class A Common Stock on the Exchange was suspended before the opening of the trading session on November 20, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Class A Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.